

Dear Teachers,

Many of you have asked about investing in Synthesis. Today, we're excited to announce we are evaluating a Community Round.

You can register your interest in participating at wefunder.com/Synthesis, where you'll also find information on our business. We're giving teachers and TAs the first opportunity to register before we open it to the public.

Above all, we're looking for investors who share our values and commitment to our mission. That is why we recently closed up to a $12 million round with Balaji Srinivasan and Amjad Masad—and why we're inviting you, the teachers of our students, to join on the same terms.

We wouldn't exist without your commitment and care for our students. I'm deeply grateful for all of the long hours and hard work you have contributed to the Synthesis community.

Together, we've made solid progress over the past year and a half, but we have much more work left ahead.

Sincerely,

Chrisman Frank
Cofounder & CEO, Synthesis



Dear Parents,

Many of you have asked about investing in Synthesis. Today, we're excited to announce we are evaluating a Community Round.

You can register your interest in participating at wefunder.com/Synthesis, where you'll also find information on our business. We're giving parents the first opportunity to register before we open it to the public.

Above all, we're looking for investors who share our values and commitment to our mission. That is why we recently closed up to a $12 million round with Balaji Srinivasan and Amjad Masad—and why we're inviting you, the parents of our students, to join on the same terms.

We wouldn't exist without the support of committed families like yours. I'm deeply grateful for everything you and your children have contributed to the Synthesis community.

Together, we've made solid progress over the past year and a half, but we have much more work left ahead.

Sincerely,

Chrisman Frank
Cofounder & CEO, Synthesis



Dear Parents,

Last week, we announced that we are evaluating a Community Round, which would provide parents the opportunity to invest in Synthesis.

So far, we have collected $4.8MM in interest from parents and are about to hit the crowdfunding limit of $5MM.

If you would like to join in this round, you can still register at wefunder.com/Synthesis, where you'll also find information on our business.

Sincerely,

Chrisman Frank
Cofounder & CEO, Synthesis



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